UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION:                      AMOUNT OF FILING FEE:
*$25,999,435                                **$5,200

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 500,000 SHARES OF SERIES A PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.24 PER SHARE, THE PURCHASE OF 730,250 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.50 PER SHARE, AND THE PURCHASE OF 702,700 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $15.30 PER SHARE.

**THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS SCHEDULE TO ON MAY 7, 2001.

       [ X ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $5,200              Form or Registration No.: 005-41043
Filing Party:  Dynex Capital, Inc.           Date Filed:  May 7, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [  ] third-party tender offer subject to Rule14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [  ] going-private transaction subject to Rule13e-3.

         [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

This Final Amendment to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 7, 2001, and amended by Amendment No. 1 filed on May 9, 2001 and Amendment No. 2 filed on May 25, 2001, relates to the offer by Dynex Capital, Inc. to purchase shares of its Series A preferred stock, Series B preferred stock, and Series C preferred stock all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2001, as amended, and the related Letters of Transmittal.

Item 4.  Terms of Transaction.

         Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         "The Offer expired at 5:00 p.m. New York City time, on June 8, 2001. Dynex accepted a total of approximately 202,090 shares of its Series A preferred stock at a purchase price of $12.24 per share, approximately 363,708 shares of its Series B preferred stock at a purchase price of $12.50 per share, and approximately 254,803 shares of its Series C preferred stock at a purchase price of $15.30 per share."


Item 12.  Exhibits.

         Item 12 is hereby amended and supplemented by adding the following additional Exhibit:

         (a)(1)(H) Press Release issued by Dynex Capital, Inc. on June 12, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DYNEX CAPITAL, INC.



                                         By:  /s/ Thomas H. Potts
                                              ----------------------------------
                                                  Thomas H. Potts
                                                  President

Dated: June 12, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION

(a)(1)(A)         Offer to Purchase dated May 7, 2001.*

(a)(1)(B)(i)      Series A Preferred Stock Letter of Transmittal.*

(a)(1)(B)(ii)     Series B Preferred Stock Letter of Transmittal.*

(a)(1)(B)(iii)    Series C Preferred Stock Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees May 7, 2001.*

(a)(1)(E)         Letter to Clients  from  Brokers, Dealers, Commercial
                  Banks, Trust Companies and other Nominees dated May 7, 2001.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release (incorporated by reference to Dynex Capital, Inc. Schedule TO filed with the Securities and Exchange Commission on April 30, 2001).*

(a)(1)(H)         Press Release issued by Dynex Capital, Inc. on June 12, 2001.

(a)(2)-(5)        Not applicable.*

(b)               Not applicable.*

(d)               Not applicable.*

(e)               Not applicable.*

(g)               Not Applicable.*


*  Previously filed on Schedule TO